UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission File Number 001-34455

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ANHEUSER-BUSCH 401(k) SAVINGS AND

RETIREMENT PLAN

One Busch Place

St. Louis, Missouri 63118

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ANHEUSER-BUSCH INBEV SA/NV

Brouwerijplein 1, 3000 Leuven

Belgium

ANHEUSER-BUSCH 401(k)

SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2013 AND 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator

Anheuser-Busch

401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Anheuser-Busch 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included considerations of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Chicago, Illinois

June 23, 2014

ANHEUSER-BUSCH 401(k)

SAVINGS AND RETIREMENT PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

(Dollars in thousands)

	December 31,
	2013	2012
Assets
Investments, At Fair Value
Collective trust funds	$2,777,351	$2,512,476
A-B InBev Company ADR fund	212,632	165,268
Short-term investment fund	1,128	654

Total Investments, At Fair Value	2,991,111	2,678,398

Receivables
Notes receivable from participants	69,779	73,593
Company contribution	22,674	21,866

Total Receivables	92,453	95,459

Net Assets Available For Benefits	$3,083,564	$2,773,857

See the accompanying notes to financial statements.	Page 3

ANHEUSER-BUSCH 401(k)

SAVINGS AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

(Dollars in thousands)

For The Year Ended December 31, 2013
Additions To Net Assets Attributed To:
Contributions
Participants	$67,789
Company	45,443
Rollovers	6,903

Total Contributions	120,135

Deductions From Net Assets Attributed To:
Distributions to participants	(250,107)
Administrative expenses	(1,754)
Asset management fees	(815)

Total Deductions	(252,676)

Investment Income
Net appreciation in fair value of investments	432,985
Dividends	6,399

Net Investment Income	439,384

Interest Income From Notes Receivable From Participants	2,864

Net Increase	309,707

Net Assets Available For Benefits - Beginning Of Year	2,773,857

Net Assets Available For Benefits - End Of Year	$3,083,564

See the accompanying notes to financial statements.	Page 4

ANHEUSER-BUSCH 401(k)

SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2013 And 2012

1.	Plan Description

The following description of the Anheuser-Busch 401(k) Savings and Retirement Plan (the Plan) is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Anheuser-Busch Companies, LLC (the Company) and certain subsidiaries of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Plan Administration

The Plan’s named fiduciaries are the Company, as Plan Sponsor and Plan Administrator, and The Bank of New York Mellon, as Trustee. As Plan Sponsor, the Company has the right to amend the Plan and designate the Plan’s named fiduciaries. The Trustee has the authority to invest, manage and control the assets of the trust in accordance with the provisions of the Plan and the master trust agreement.

Eligibility

The Plan permits immediate participation in the Plan for employees of a participating employer, except for employees classified as part-time, seasonal and temporary who are required to complete one year of service, during which the employee works 1,000 hours, to become eligible for participation in the Plan. Participation by eligible employees is voluntary.

Contributions

A participant may contribute from 1% to 50% of base pay through payroll deductions for before-tax contributions and/or after-tax contributions, subject to limitations as set forth in the Plan document and by the Internal Revenue Code (the Code). Contribution rates for certain highly compensated employees may be limited to satisfy nondiscrimination provisions of the Plan.

Participants who are at least age 50 may also make before-tax catch-up contributions to the Plan on an unmatched basis, subject to limitations as set forth by the Code.

ANHEUSER-BUSCH 401(k)

SAVINGS AND RETIREMENT PLAN

Notes To Financial Statements (Continued)

The Company contributes a matching cash contribution amount, up to a certain percentage of base pay contributed by a participant to the Plan. The Company also makes an annual non-elective contribution to certain participants of certain participating employers or collective bargaining units who are employed as of December 31, or who have terminated employment due to retirement, death or disability.

Vesting

Participants are immediately vested in their voluntary contributions and rollover contributions, plus investment earnings.

Company matching contributions vest upon completion of three years of vesting service for participants hired on or after January 1, 2012. For participants hired before January 1, 2012, Company matching contributions vest upon completion of two years of service. Company non-elective contributions vest upon completion of three years of service. Company contributions also vest upon termination of employment by reason of death, permanent disability, entry into military service, layoff exceeding 12 months, termination of employment for any reason after reaching age 60.

Forfeitures

Forfeitures result from a participant’s termination of employment before the participant is 100% vested in Company contributions. Forfeited nonvested amounts are used to reduce future Company contributions and were $429,000 for the year ended December 31, 2013. There was no unused forfeiture balance as of December 31, 2013. The unused forfeiture balance as of December 31, 2012 was $31,000.

Payment Of Benefits

The Plan permits in-service withdrawals, as defined in the Plan document, subject to certain restrictions. Distributions for terminations are made in lump sums and are comprised of the market value of participants’ contributions and vested Company contributions.

ANHEUSER-BUSCH 401(k)

SAVINGS AND RETIREMENT PLAN

Notes To Financial Statements (Continued)

Notes Receivable From Participants

A participant may borrow from vested account balances, subject to certain conditions. The minimum loan amount is $1,000; the maximum amount is the lesser of $50,000 less the highest outstanding loan balance under the Plan during the one-year period ending on the day before the loan is made, or 50% of the vested account balance. A participant may have no more than two loans outstanding at any time. The interest rate for the life of the loan is set quarterly at the prime rate plus 1% as of the beginning of the quarter. The term of a loan for the purchase of a principal residence may be up to ten years; the term of a loan for any other reason may not exceed five years.

Administrative Expenses

All administrative expenses (recordkeeping fees, Trustee fees, custodian fees, audit fees, administrative salaries, etc.) incurred are charged to participant accounts.

Asset Management Fees

Plan participants are charged for asset management fees based on fund balances. Asset management fees are accrued daily by the Trustee based on participant balances in each fund.

Plan Termination

The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to the provisions of ERISA, suspend or terminate the Plan provided that such action does not adversely affect the rights of any participant under the Plan. Such termination would result in the immediate and full vesting of each participant’s account balance. The Trustee would then retain the assets until otherwise distributable under the Plan.

ANHEUSER-BUSCH 401(k)

SAVINGS AND RETIREMENT PLAN

Notes To Financial Statements (Continued)

2.	Summary Of Significant Accounting Policies

Basis Of Accounting

The accompanying financial statements have been prepared using the accrual method of accounting with the exception of benefit payments, which are recorded when paid.

Use Of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Investments Valuation And Income Recognition

Investments are reported at fair market value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for further discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

ANHEUSER-BUSCH 401(k)

SAVINGS AND RETIREMENT PLAN

Notes To Financial Statements (Continued)

3.	Investments

The following table presents the fair value of investments that represent 5% or more of the Plan’s net assets available for benefits as of:

	December 31,
	2013	2012
	(Dollars in thousands)
BNY Mellon EB DL Non-SL Stock Index Fund	$718,417	$576,984
SSgA Treasury G Unit	481,986	517,826
BNY Mellon EB DL Non-SL Market Completion Index Fund	568,639	401,007
BNY Mellon EB DL Non-SL Aggregate Bond Index Fund	272,128	242,831
SSgA U.S. Intermediate Government/Credit Bond Index Fund - Class A	185,130	239,998
A-B InBev Company ADR Fund	212,632	165,268
SSgA Global Equity EX U.S. A Unit	181,844	153,478

Plan investments include the A-B InBev Company ADR Fund (the ADR Fund), an employer securities fund. Participant investments that are directed to the ADR Fund are used to purchase Anheuser-Busch InBev American Depositary Receipts (ADRs), which represent the right to receive shares of Anheuser-Busch InBev common stock. Anheuser-Busch InBev ADRs are publicly traded in U.S. dollars on the New York Stock Exchange in the United States. Shares of Anheuser-Busch InBev common stock are publicly traded on the Euronext exchange in Brussels, Belgium.

Under the ADR Fund, the Company offered up to 30,000,000 Anheuser-Busch InBev ADRs on an S-8 registration statement filed in March 2010.

The Plan’s investments appreciated in value, including gains and losses on investments bought and sold, as well as held, as follows:

For The Year Ended December 31, 2013
(Dollars in thousands)
Collective trust funds	$393,483
A-B InBev Company ADR fund	39,502

Total	$432,985

ANHEUSER-BUSCH 401(k)

SAVINGS AND RETIREMENT PLAN

Notes To Financial Statements (Continued)

4.	Fair Value Measurements

The Plan follows current accounting guidance, which provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

• Quoted prices for similar assets or liabilities in active markets;

• Quoted prices for identical or similar assets or liabilities in inactive markets;

• Inputs other than quoted prices that are observable for the asset or liability; and

• Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

ANHEUSER-BUSCH 401(k)

SAVINGS AND RETIREMENT PLAN

Notes To Financial Statements (Continued)

The following is a description of the valuation methodologies used for investments measured at fair value:

Collective Trust Funds

Valued at net asset value (NAV) based on the market value of the underlying investment assets divided by the number of units outstanding at the end of the Plan year. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchased and sales) may occur daily.

A-B InBev Company ADR Fund And Short-Term Investment Fund

The fair value of the Plan’s interest in the ADR Fund and short-term investment fund are based on quoted market prices on the last day of the Plan year.

The methods described above may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis as of December 31, 2013:

	(Dollars in thousands)
	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Assets
Collective trust funds
Index funds (1)	$—	$1,287,056	$—	$1,287,056
Equity funds (2)	—	181,844		181,844
International funds (3)	—	69,456	—	69,456
Bond funds (4)	—	492,806	—	492,806
Fixed income funds (5)	—	488,247	—	488,247
Target date funds (6)	—	257,942	—	257,942
A-B InBev Company ADR fund	212,632	—	—	212,632
Short-term investment fund	1,128	—	—	1,128

Total assets at fair value	$213,760	$2,777,351	$—	$2,991,111

ANHEUSER-BUSCH 401(k)

SAVINGS AND RETIREMENT PLAN

Notes To Financial Statements (Continued)

The following tables set forth, by level within the fair value hierarchy, the Plan’s investments measured at fair value on a recurring basis as of December 31, 2012:

	(Dollars in thousands)
	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
Assets
Collective trust funds
Index funds (1)	$—	$977,991	$—	$977,991
Equity funds (2)	—	153,478		153,478
International funds (3)	—	63,308	—	63,308
Bond funds (4)	—	590,866	—	590,866
Fixed income funds (5)	—	524,183	—	524,183
Target date funds (6)	—	202,649	—	202,649
A-B InBev Company ADR fund	165,268	—	—	165,268
Short-term investment fund	654	—	—	654

Total assets at fair value	$165,922	$2,512,476	$—	$2,678,398

(1)	Investment funds seek to follow the performance of the S&P 500 Index and the Dow Jones U.S. Completion Stock Market Index. These funds allow for daily redemptions with no unfunded commitments or restrictions.
(2)	Investment funds seek to provide long-term appreciation through investments that are well diversified by industry. These funds allow for daily redemptions with no unfunded commitments or restrictions.
(3)	Investment funds seek to invest in equities of developed and emerging markets outside of the U.S. These funds allow for daily redemptions with no unfunded commitments or restrictions.
(4)	Investment funds seek to invest in long-term bonds providing the preservation of capital and fixed income. These funds allow for daily redemptions with no unfunded commitments or restrictions.
(5)	Investment funds seek to provide current income, while preserving capital and liquidity. These funds allow for daily redemptions with no unfunded commitments or restrictions.
(6)	Investment funds include a balanced portfolio to provide income, capital appreciation and liquidity based on projected retirement dates. These funds allow for daily redemptions with no unfunded commitments or restrictions.

There have been no changes in valuation methodologies as of December 31, 2013 or 2012.

ANHEUSER-BUSCH 401(k)

SAVINGS AND RETIREMENT PLAN

Notes To Financial Statements (Continued)

5.	Tax Status Of The Plan

The Plan received a favorable determination letter from the Internal Revenue Service (IRS) dated September 25, 2013, indicating that the Plan qualifies under the applicable provisions of Section 401 of the Code, and is therefore exempt from federal income taxes. The Plan has been amended since the date of the determination letter. The Plan Administrator believes that the Plan has continued to be designed and operated in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or other applicable taxing authorities. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for Plan years prior to 2010.

6.	Party-In-Interest Transactions

Certain Plan investments are units of collective trust funds managed by the Plan’s Trustee. In addition, the Plan holds an investment in Company ADRs. Therefore, these transactions qualify as allowable party-in-interest transactions.

7.	Risks And Uncertainties

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the statement of net assets available for benefits.

ANHEUSER-BUSCH 401(k)

SAVINGS AND RETIREMENT PLAN

EIN: 43-1162835 PLAN NUMBER: 059

SCHEDULE OF ASSETS HELD AT END OF YEAR

December 31, 2013

(Dollars and shares in thousands)

(a)	(b) Identity Of Issuer, Borrower, Lessor Or Similar Party	(c) Description Of Investment Including Maturity Date, Rate Of Interest, Collateral, Par, Or Maturity Value	(d) Cost		(e) Current Value
*	BNY Mellon EB DL Non-SL Market Completion Index Fund	Collective trust fund; 3,451 shares	*	*	$568,639
*	BNY Mellon EB DL Non-SL Stock Index Fund	Collective trust fund; 3,866 shares	*	*	718,417
*	BNY Mellon EB DL Non-SL Aggregate Bond Index Fund	Collective trust fund; 2,202 shares	*	*	272,128
	SSgA U.S. Intermediate Government/Credit Bond Index Fund - Class A	Collective trust fund; 16,293 shares	*	*	185,130
	SSgA International Index Fund - Class A	Collective trust fund; 3,990 shares	*	*	69,456
	SSgA Treasury G Unit	Collective trust fund; 48,183 shares	*	*	481,986
	SSgA Global Equity EX U.S. A Unit	Collective trust fund; 15,501 shares	*	*	181,844
	SSgA U.S. TIPS A Unit	Collective trust fund; 3,416 shares	*	*	35,548
	SSgA Target Income A Unit	Collective trust fund; 535 shares	*	*	6,261
	SSgA Target 2010 A Unit	Collective trust fund; 325 shares	*	*	3,942
	SSgA Target 2015 A Unit	Collective trust fund; 2,294 shares	*	*	29,252
	SSgA Target 2020 A Unit	Collective trust fund; 4,532 shares	*	*	60,177
	SSgA Target 2025 A Unit	Collective trust fund; 4,162 shares	*	*	56,453
	SSgA Target 2030 A Unit	Collective trust fund; 2,687 shares	*	*	36,931
	SSgA Target 2035 A Unit	Collective trust fund; 1,821 shares	*	*	25,036
	SSgA Target 2040 A Unit	Collective trust fund; 1,408 shares	*	*	19,432
	SSgA Target 2045 A Unit	Collective trust fund; 886 shares	*	*	12,246
	SSgA Target 2050 A Unit	Collective trust fund; 588 shares	*	*	8,131
	SSgA Target 2055 A Unit	Collective trust fund; 459 shares	*	*	6,342
*	A-B InBev Company ADR Fund	Common stock fund; 1,997 shares	*	*	212,632
	Dreyfus Treasury Prime Cash Fund	Short-term investment fund; 1,128 shares	*	*	1,128
*	Notes receivable from participants	1.25% to 9.25%, maturing through December 2023	*	*	69,779

					$3,060,890

The above information is a required disclosure for IRS Form 5500, Schedule H, Part IV, Line 4i.

*	Investment represents allowable transaction with a party-in-interest or represents a party-in-interest to the Plan.
**	Cost information has been omitted as all investments are participant directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

ANHEUSER-BUSCH 401(k) SAVINGS AND RETIREMENT PLAN

/s/ Robert G. Zimmer
Robert G. Zimmer
Director, Retirement Plans Anheuser-Busch Companies, LLC.

June 23, 2014

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm – Grant Thornton LLP